Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: 212 702 4382
Email: alangham@sfire.com

January 6, 2011

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance — Office of Mergers & Acquisitions

One Station Place – 100 F Street, N.E.

Washington D.C. 20549-3628

Attention: Ms. Peggy Kim, Special Counsel

Re:	Icahn Capital LP et al. Schedule TO-T and Amendment No. 1 to Schedule TO-T Concerning Dynegy Inc.

File No. 5-83671

Dear Ms. Kim:

Set forth below, on behalf of IEH Merger Sub LLC, a limited liability company governed by the laws of Delaware (“IEH Merger Sub”), Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware (“IEH”), Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, Deputy General Counsel to Icahn Enterprises L.P. and certain affiliates, via fax on December 30, 2010, relating to the Schedule TO-T dated December 22, 2010 (the “Original Schedule TO”) and the Amendment No. 1 to Schedule TO-T dated December 28, 2010 (“Amendment No. 1” and together with the Original Schedule TO, the “Schedule TO”), each filed with the Commission by the Icahn Entities.

This letter and Amendment No. 2 to Schedule TO (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to indicate changes from the Original Schedule TO.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Icahn Entities.

Schedule TO

1.	We note that you are amending your Schedule 13D on Schedule TO as permitted by Instruction G to Schedule TO. Please also disclose the information required by each item of Schedule TO or incorporate information from the Offer to Purchase in response to each item requirement.

Response:

In response to the Staff’s comment the Icahn Entities have revised the disclosure in Amendment No. 2 to disclose or incorporate the information requested by the Staff.

Offer to Purchase

General

2.	We note that the bidders beneficially own 14.92% of the total number of shares outstanding, that the offer is being made to purchase all of the outstanding shares, and that following the offer you plan to undertake a going private transaction. Please advise us as to why the tender offer does not constitute the first step in a series of transactions which has either a reasonable likelihood or a purpose of producing a going private effect. Refer to Rule 13e-3(a)(3).

Response:

The Icahn Entities respectfully supplementally advise the Staff that none of the Icahn Entities, including IEH Merger Sub and IEH, are ”affiliates” of the Dynegy Inc. (the “Company”) within the meaning of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Furthermore, if the Offer is completed and IEH Merger Sub and IEH become “affiliates” of Dynegy Inc. (the “Company”) as a result of the Offer, Rule 13e-3(g)(1) renders Rule 13e-3 inapplicable to the Merger.

Rule 13e-3 provides that “an ‘affiliate’ of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” As the Staff has stated, “[t]he determination of whether a person is in control of an issuer, of course, depends on all of the facts and circumstances.” See Exchange Act Rel. No. 16075 (August 2, 1979). The Staff has also stated that the ownership of any specific percentage of securities is not dispositive of the issue of whether a stockholder controls, and is therefore an affiliate of, an issuer. See Exchange Act Rel. No. 17719 (April 13, 1981).

The Icahn Entities’ (i) lack of rights to influence or control the management or policies of the Company, (ii) lack of representation on the Company’s board of directors, (iii) lack of commercial relationships with the Company, (iv) historical relationship with the Company and (v) absence of arrangements with Company management, all contribute to the determination that the Icahn Entities, including IEH Merger Sub and IEH, are not affiliates of the Company within the meaning of Rule 13e-3.

Icahn Entities’ Ownership of Shares of the Company

The Staff has acknowledged that the substance of the relationship between an acquiror and a target, and not solely the ownership of securities, determines whether an affiliate relationship exists:

The existence of a control relationship [between a target company and an acquiror] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, contract or otherwise.

Exchange Act Rel. No. 17719 n.28 (April 13, 1981).

Although the Icahn Entities beneficially own approximately 14.9% of the outstanding Shares, including ownership of approximately 9.9% of outstanding Shares and call options to acquire an additional 5.0% of outstanding Shares, the Icahn Entities’ beneficial ownership does not afford it influence or control over the management and operations of the Company. The Icahn Entities acquired all of their beneficial ownership in Shares in open market transactions, rather than from the Company, and have none of the rights that traditionally accompany an investment intended to provide the investor with influence or control over the management and policies of the Company. Prior to entering into the Merger Agreement and related Support Agreement and Guarantee, which were entered into after arms-length negotiations with the Company, as described below, (i) there existed no stockholder or similar agreement among the Company and the Icahn Entities, and (ii) the Icahn Entities did not have any approval or veto rights over any activities or matters involving the Company, or any right to be involved, or even consulted, with respect to any such activities or matters. Furthermore, as described below, the Icahn Entities do not even have a representative on the Company’s board of directors.

In connection with the Icahn Entities acquiring beneficial ownership of the Shares described above, the Company’s board of directors adopted the Rights Agreement, which effectively prevented the Icahn Entities from acquiring additional Shares or synthetic ownership of Shares in the form of certain derivative securities such as call options (the Rights Agreement was amended in connection with the entry into the Merger Agreement to exempt IEH Merger Sub’s and IEH’s acquisition of the Company in connection with the Merger Agreement and related agreements).

The foregoing facts demonstrate that the Icahn Entities, unlike a 14.9% stockholder who is viewed by the Company as a strategic partner, did not have control or influence over the management or policies of the Company.

Furthermore, the Company also has a number of other stockholders with significant equity interests. Affiliates of Seneca Capital Investments, L.P. (“Seneca Capital”) reported beneficial ownership of approximately 9.3% of the outstanding Shares and beneficial ownership of European-style call options giving them the right to purchase Shares representing an additional 2.4% of the outstanding Shares at an exercise price of $0.01/Share, exercisable as of April 15, 2011, on Seneca Capital’s Schedule 13D/A filed with the Commission on November 8, 2010. Donald Smith & Co, Inc. reported beneficially ownership of 6.9% of the outstanding Shares pursuant to its report on Schedule 13F filed with the Commission on November 15, 2010, reporting for the quarter ended September 30, 2010. This relatively high concentration of voting power in the hands of third parties further serves to reduce the Icahn Entities’ ability to exercise influence over the Company as a result of its ownership of Shares.

The Icahn Entities’ Lack of Representation on the Company Board of Directors

The Staff views representation on the target’s board as a significant factor in determining affiliate status. See Technology for Communications International Inc. (avail. February 22, 1988). The Icahn Entities are not and have never been represented on the Company’s board of directors. The Icahn Entities’ lack of participation in the management of the Company through a single board seat is substantial evidence that the Company does not have the power to influence or control the Company and that the Icahn Entities are not, therefore, affiliates of the Company for purposes of Rule 13e-3. Furthermore, unlike Seneca Capital, which is seeking representation on the Company’s board of directors through a consent solicitation, the Icahn Entities have not sought any representation to the Company’s board of directors prior to entering into the Merger Agreement and related agreements. This fact further demonstrates that the Icahn Entities are not affiliates of the Company.

The Icahn Entities’ Lack of Commercial Relationships with the Company

The Icahn Entities do not have, and never have had, any commercial relationships with the Company (excluding the Merger Agreement and related agreements). In fact, the Icahn Entities have acknowledged that they do not have any commercial interests in the merchant power generation industry in a recent filing with FERC:

Apart from the securities currently held by Icahn Entities in Dynegy, neither the Icahn Entities, nor any entity that Carl Icahn controls, owns any public utilities, electric utilities, transmitting utilities, electric utility companies, electric transmission, generating or distribution facilities, natural gas transmission facilities in any market, or any interest in any assets or businesses that are subject to the jurisdiction of [FERC].

See Application of Icahn Entities for Approval under Section 203 of the Federal Power Act and for Expedited Consideration, Docket No. EC 11-22-000 (filed November 22, 2010), as amended by Amendment to Application and Request for Shortened Notice Period and Expedited Action, Docket No. EC 11-22-000 (filed December 21, 2010).

The absence of a commercial relationship between the Icahn Entities and the Company, and the fact that the Icahn Entities are not participants in the industries in which the Company operates, further demonstrates that the Icahn Entities are not affiliates of the Company.

History of the Relationship Between the Company and the Icahn Entities

As more fully described in “10. Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase, dated December 22, 2010, as amended or supplemented from time to time, and “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background of the Offer” in the Company’s Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by the Company with the Commission on December 30, 2010 (collectively, the “Background to the Offer”), on November 16, 2010 the Company entered into an amendment (the “Amendment”) to the Agreement and Plan of Merger, dated August 13, 2010 (as amended on November 16, 2010, the “Prior Merger Agreement”), by and among Dynegy, Denali Parent Inc., a Delaware corporation which is an affiliate of The Blackstone Group L.P., and Denali Merger Sub Inc., a Delaware corporation which was a wholly-owned direct subsidiary of Denali Parent. The Amendment provided for increased consideration to stockholders of the Company pursuant to the Prior Merger Agreement and for the payment to Denali Parent Inc. of a $16.3 million dollar break-up up fee in certain circumstances, including consummation of the Offer. The Company entered into the Amendment without prior notice to or consultation with the Icahn Entities. As disclosed in Amendment No. 5 to its General

Statement of Acquisition of Beneficial Ownership filed on Schedule 13-D/A on November 16, 2010, the Icahn Entities publicly opposed the Prior Merger Agreement and the recommendation of the Company’s board of directors that stockholders vote in favor of adoption of the Prior Merger Agreement, even after the Amendment. In addition, the Icahn Entities publicly indicated that they would consider offering a short-term replacement credit facility if that would mitigate liquidity concerns the Company had raised; the Company subsequently responded that the Company required a long-term solution rather than a short-term solution provided by the short-term replacement facility offered by the Icahn Entities. Notwithstanding the opposition of the Icahn Entities to the Prior Merger Agreement, the Company and its board of directors continued to recommend the transactions contemplated by the Prior Merger Agreement to stockholders of the Company and rebuffed the offer from the Icahn Entities for a line of credit.

Additionally, on November 22, 2010 the Company entered into the Rights Agreement without prior notice to or consultation with the Icahn Entities. The Rights Agreement restricted the Icahn Entities’ ability to acquire additional Shares or synthetic ownership of Shares in the form of certain derivative securities such as call options. The Company’s adoption of the Amendment and the Rights Agreement without prior notice to or consultation with the Icahn Entities, as well as the Company’s continued efforts to consummate the transaction contemplated by the Prior Merger Agreement in the face of opposition from the Icahn Entities, provides clear evidence that the Icahn Entities did not control the management or policies of the Company by virtue of their ownership of Shares or otherwise. This evidence further demonstrates that the Icahn Entities are not affiliates of the Company for the purposes of Rule 13e-3.

Arm’s-Length Negotiations Between the Company and the Icahn Entities

As more fully described in the Background to the Offer, in each instance when representatives from the Company and the Icahn Entities met, from October 2011 until the signing of the Merger Agreement on December 15, 2010, negotiations between the Company and the Icahn Entities have been conducted on an arm’s length basis. At no time during the negotiations has a director or executive officer of either the Company, on the one hand, or any of the Icahn Entities, on the other hand, been a director or executive officer of such other party. Furthermore, prior to the execution of the Merger Agreement, the Company had neither entered into any agreement with any Icahn Entity nor furnished any material non-public information to any Icahn Entity. The Icahn Entities relied on publicly available information to evaluate the Company and to negotiate and enter into the Merger Agreement. The Icahn Entities’ reliance on such publicly available information demonstrates that the negotiation of the Merger Agreement and related agreements was not a situation whereby the Icahn Entities “standing on both sides of the transaction” (See Exchange Act Rel. No. 17719 (April 13, 1981)) and further demonstrates that the Icahn Entities are not affiliates of the Company.

Stockholder Choice regarding the Offer and the Merger

The Staff has expressed the concern that transactions between companies and their affiliates may have “a coercive effect.”

Additionally, such transactions may have a coercive effect. Although several types of going private transactions may require a vote of security holders, this requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval. In other types of transactions there may be no requirement (other than that imposed by the Rule) that information concerning the transaction be disseminated to security holders prior to the consummation of the transaction.

Exchange Act Rel. No. 17719 (April 13, 1981).

Those concerns are not present in this case. The holders of Shares have the choice to either tender into or refrain from tendering into the Offer, and the Offer is conditioned on there having been validly tendered in the Offer and not withdrawn before the expiration of the Offer that number of Shares which, when added to any Shares already owned by IEH Merger Sub, its subsidiaries and the parties to the Stockholder Support Agreement (including Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for prior to the expiration date of the Offer), represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the expiration date of the Offer (assuming the issuance of all Shares that may be issued upon the vesting of outstanding Company Restricted Stock, plus Shares issuable upon the exercise of all outstanding Company Stock Options, warrants and other rights to purchase Shares with an exercise price per Share less than the Offer Price). The Company has not entered into agreements with any other stockholder of the Company to support the Offer or the Merger; in fact, Seneca Capital, whose affiliates beneficially own nearly as many Shares than the Icahn Entities, publicly announced its opposition to the Offer and the Merger on December 20, 2010.

Moreover, IEH Merger Sub and IEH were required to provide detailed disclosures about the Offer to stockholders of the Company pursuant to Rule 14d-3 promulgated under the Exchange Act.

In the event that the Offer is not consummated and a meeting of Company stockholders is convened to vote upon the adoption of the Merger Agreement, the Merger is conditioned on the affirmative vote of the holders of at least a majority of the then issued and outstanding Shares entitled to vote thereon. The Company would be obligated to prepare a proxy statement in definitive form and provide it to Company stockholders in connection with such a meeting.

The foregoing facts demonstrate that neither the Offer nor the Merger presents the concerns that Rule 13e-3 seeks to address and support the determination that neither IEH Merger Sub nor IEH is an affiliate of the Company.

Absence of Management Arrangements

The Icahn Entities are not, and have never been, a party to any agreements with any member of the Company’s management and, the Icahn entities do not have, and have never had, any relationships with any members of the Company’s management (aside from an arms-length negotiating relationship during the negotiation of the Merger Agreement and related agreements).

The Staff has observed that in a situation where management will remain intact after the closing of a transaction, the filing of a Schedule 13E-3 may be required: “[f]actors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” See Manual of Publicly Available Telephone Interpretations, Going Private Rules and Schedule 13E-3, Section 111, Question 201.01 (January 26, 2009). None of the foregoing factors are present in the Offer, the Merger or the other transactions contemplated by the Merger Agreement. As is described in further detail in the Company’s Schedule 14D-9, dated December 30, 2010, no discussions about any of the foregoing had occurred as of the date of the filing of the Schedule 14D-9.

[N]o members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offeror, Merger Sub or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, the Offeror, the [Company after the consummation of the Merge] or any of its subsidiaries. Moreover, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of the Offeror, Merger Sub or their affiliates with respect to any such agreement, arrangement or understanding.

Schedule 14D-9, Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationships with Current Officers and Directors of the Company.

The absence of any agreements or relationships among members of Company’s management, on the one hand, and the Icahn Entities, on the other hand, further demonstrates that the Icahn Entities do not control the Company and are not affiliates of the Company for the purposes of Rule 13e-3.

The Second-Step Merger

In the event that IEH Merger Sub consummates the Offer, any second-step clean-up transaction would be excepted from Rule 13e-3 pursuant to and in accordance with the exception provided in Rule 13e-3(g)(1). Rule 13e-3(g)(1) excepts from the provisions of Rule 13e-3“[a]ny Rule 13e–3 transaction by or on behalf of a person which occurs within one year of the date of termination of a tender offer in which such person was the bidder and became an affiliate of the issuer as a result of such tender offer,” provided that certain conditions are satisfied. These conditions include that “the consideration offered to unaffiliated security holders in such Rule 13e–3 transaction is at least equal to the highest consideration offered during such tender offer.” In the case of a tender offer for any or all securities of a class of the issuer, Rule 13e-3(g)(1) requires the offeror to fully disclose such person’s intention to engage in a Rule 13e–3 transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof; and such Rule 13e–3 transaction must be substantially similar to that described in such tender offer.

The Staff has elaborated on the need for full disclosure, indicating that a bidder’s use of highly qualified language such as “current intention” or “not obligated” would compromise a bidder’s ability to rely on Rule 13e-3(g)(1). See Manual of Publicly Available Telephone Interpretations, Going Private Rules and Schedule 13E-3, Section 111, Question 111.01 (January 26, 2009).

In this case, the Merger falls squarely within the Rule 13e-3(g)(1) exception. First, the Merger would take place within one year of the consummation of the Offer in which IEH Merger Sub becomes an affiliate of the Company. Second, the per share merger consideration that stockholders would receive in the Merger is equal to the Offer Price. Finally, the Offer to Purchase fully discloses the IEH Merger Sub’s intention to consummate the Merger, the form and effect of the Merger and the proposed terms thereof, and the parties’ obligation to consummate the Merger after the Offer is complete is subject only to the adoption of the Merger Agreement by holders of Shares, if required by applicable law, and the absence of any governmental order prohibiting, restraining, enjoining or rendering illegal the Merger and the other transactions contemplated by the Merger Agreement. Moreover, the terms of the Merger are the product of arms-length negotiations between IEH Merger Sub and the Company and were negotiated as part of one integrated transaction whereby IEH Merger Sub is seeking to acquire the entire class of securities. Such a transaction is precisely the type of transaction intended to be excepted by the rule. See Exchange Act Rel. No. 17719 (April 13, 1981).

The foregoing facts, demonstrating that the planned second-step clean-up transaction falls squarely within the Rule 13e-3(g)(1) exception, support the conclusion that the Offer does not constitute the first step in a series of transactions which has either a reasonable likelihood or a purpose of producing a going private effect, within the meaning of Rule 13e-3.

Conclusion

For the foregoing reasons, the Icahn Entities are not “affiliates” of the Company within the meaning of Rule 13e-3. Furthermore, if the Offer is completed and IEH Merger Sub becomes an affiliate of the Company as a result of the Offer, Rule 13e-3(g)(1) renders Rule 13e-3 inapplicable to the Merger. Moreover, the Offer does not present the dangers that Rule 13e-3 was designed to address. In its Rule 13e-3 interpretative release, the Staff explained:

Because a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations . . . [b]ecause of the potential for overreaching by issuers and their affiliates in going private transactions, the consequent harm to security holders, particularly small investors, and for adverse effects upon the confidence of investors in the securities markets, the Commission believed that rulemaking action was necessary and appropriate with respect to such transactions by public companies or their affiliates.

Exchange Act Rel. No. 17719 (April 13, 1981).

This explanation makes clear that Rule 13e-3 does not address transactions such as the Offer and the Merger. Prior to the execution of the Merger Agreement and related agreements, and even now, the Icahn Entities did not and do not have any representation on the Company’s board of directors, any stockholder control rights or commercial relationships with the Company, and the Merger Agreement and related agreements were negotiated at arm’s-length. Moreover, there are no arrangements between the Icahn Entities and either the Company’s management or directors that provide the Icahn Entities with influence over the Company so as to constitute control.

For all of the reasons described above, Rule 13e-3 should not be found to be applicable to the Offer and the Merger.

3.	We note that Mr. Carl Icahn and various related entities are listed as offerors on the cover page of the Schedule TO; however throughout the Offer to Purchase, the disclosure states that the offer is being made only by IEH Merger Sub. Please revise throughout the Offer to Purchase to identify each of the co-bidders in the Offer. Please see section 11.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000).

Response:

In response to the Staff’s comment and per the guidance provided by the Staff in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000), the Icahn Entities have revised the disclosure in Amendment No. 2 to specifically identify IEH Merger Sub and IEH as the co-bidders filing the Schedule TO. Please see the first, second and third bullet points under “(b) Other Material Information” in Amendment No. 2, which amend the Cover Page, introductory paragraph of the Summary Term Sheet and answer to the question “Who is Offering to Buy My Securities?” in the Summary Term Sheet of the Offer to Purchase, respectively.

IEH Merger Sub is the entity making the offer to purchase for cash all outstanding shares of common stock (including the associated rights) of Dynegy Inc. IEH Merger Sub is a wholly owned subsidiary of IEH and was formed by IEH for the purpose of making the Offer and facilitating the acquisition of the Company. In addition, pursuant to a Guarantee, IEH has guaranteed the obligations of IEH Merger Sub to consummate the Offer. As such, the Icahn Entities have revised the disclosure in Amendment No. 2 to specifically identity both IEH Merger Sub and IEH as co-bidders filing the Schedule TO.

IEH has been and will continue to be a filing party and a signatory to the Schedule TO and all related amendments thereto. IEH is identified as an offeror on the cover page of the Schedule TO. Further, the information required to be provided with respect to each bidder under Instruction C to Schedule TO has been provided in the Offer to Purchase with regard to IEH. Furthermore, we have amended the Schedule TO as set forth in the Amendment No. 2 to further clarify that IEH is a co-bidder in the Offer. We respectfully submit that these disclosures make it clear that IEH is a co-bidder. Please see the introductory note of Amendment No. 2.

As permitted by Instruction G to Schedule TO, the Icahn Entities have amended their Schedule 13D with the information included in the Schedule TO. Because the Icahn Entities have amended their Schedule 13D with the information included in the Schedule TO, each of the Icahn Entities that is a 13D filing party with respect to the Schedule 13D is listed also listed on the cover to the Second Amendment.

What are the most significant conditions to the Offer, page 3

4.

We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue. See Rule 14d-4(d).

Response:

The bidders agree with the Staff that the waiver of the Minimum Condition (as defined in the Offer) would constitute a material change that would require at least five business days remain in the Offer after such waiver. We do not anticipate that the IEH Merger Sub or IEH would waive this condition and further note that the waiver of the Minimum Condition would require the approval of Dynegy under the terms of the Merger Agreement.

In addition, the bidders acknowledge that a waiver of any material condition would require the bidders to expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver, and would be subject to applicable law, including the requirements of Rule 14d-4 under the Exchange Act.

Are there any consequences of the Offer on the indebtedness of the Company…, page 6

5.	We note that you intend to work with Dynegy to explore other refinancing options with respect to the issuer’s credit agreement. Please revise to address whether you are proposing the terms as described in your letter dated November 12, 2010. Refer to Exhibit 1 to Amendment No. 2 to the Schedule 13D.

Response:

IEH Merger Sub and IEH respectfully advise the Commission that they are not proposing the terms as described in the Icahn Entities’ letter dated November 12, 2010. Instead, and as disclosed in the section “Summary Term Sheet” of the Offer to Purchase in the subsection following the question “Are there any consequences of the Offer on the Indebtedness of the Company of which I should be aware?” and in the section “The Tender Offer” – Section 13 – “Certain Effects of the Offer” of the Offer to Purchase, pursuant to Section 7.17 of the Merger Agreement, the bidders (including IEH pursuant to its obligations set forth in the Guarantee) have agreed to provide sufficient funding to the Company to, among other things, “repay outstanding indebtedness of [Dynegy] and its Subsidiaries that is due and payable in connection with the Offer.”

Determination of Validity, page 18

6.	Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response:

In response to the Staff’s comment, we have deleted the statement in the Offer to Purchase that IEH Merger Sub’s determination will be final and binding on all persons. Please see the eighth and ninth bullet points under “(b) Other Material Information” in Amendment No. 2, both of which amend the paragraph titled “Determination of Validity” in Section 2 — “Procedure for Accepting the Offer and Tendering Shares” of the Offer to Purchase, and the tenth bullet point under “(b) Other Material Information” in Amendment No. 2, which amends Section 3 — “Withdrawal Rights” of the Offer to Purchase.

Source and Amount of Funds, page 26

7.	We note that the Offeror will obtain the funds to purchase shares from “working capital and available lines of credit, revolvers, margin borrowing and its ability to realize cash upon the sale of liquid securities.” Please revise to state the specific sources of funds and revise to include all of the information required by Item 1007(d) of Regulation M-A.

Response:

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in Amendment No. 2. Please see the fourth and eleventh bullet points under “(b) Other Material Information” in Amendment No. 2, which amend the answer to the question “Do You have the Financial Resources to Make Payment?” in the Summary Term Sheet and Section 9 — “Source and Amount of Funds” of the Offer to Purchase, respectively.

Conditions of the Offer, page 57

8.	We note that any condition may be waived “at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate that offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify the disclosure.

Response:

In response to the Staff’s comment, the Icahn Entities have revised the disclosure in Amendment No. 2. Please see the sixth and seventh bullet points under “(b) Other Material Information” in Amendment No. 2, both of which amend Section 1 — “Terms of the Offer” of the Offer to Purchase. Please also see the twelfth and fourteenth bullet points under “(b) Other Material Information” in Amendment No. 2, which amend the “Waiver of Conditions” subsection Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer” of the Offer to Purchase, respectively.

9.	Please refer to disclosure relating to the bidders’ failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally or revise your disclosure.

Response:

The bidders supplementally advise the Commission that they agree that a waiver of any material condition would require the bidders to expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver, and would be subject to applicable law, including the requirements of Rule 14d-4 under the Exchange Act.

Each Icahn Entity acknowledges that:

•	such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or Keith Schaitkin, Deputy General Counsel, at (212) 702-4380.

Very truly yours,

/s/ Andrew N. Langham